Filed Pursuant to Rule 433
Registration No. 333-180488

BANK OF AMERICA CORPORATION

PREFERRED STOCK, SERIES X

$2,000,000,000

2,000,000 Depositary Shares, Each Representing a 1/25th Interest in a Share of Bank of

America Corporation Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series X

FINAL TERM SHEET

Dated September 2, 2014

Issuer:	Bank of America Corporation

Security:	Depositary Shares, each representing a 1/25th interest in a share of Bank of America Corporation Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series X

Expected Ratings:	Ba3 (Moody’s) / BB+ (S&P) / BB (Fitch)

Size:	$2,000,000,000 ($1,000 per Depositary Share)

Public Offering Price:	$1,000 per Depositary Share

Maturity:	Perpetual

Trade Date:	September 2, 2014

Settlement Date:	September 5, 2014 (T+3)

Dividend Rate (Non-Cumulative):	From September 5, 2014 to, but excluding, September 5, 2024, 6.250% and from and including September 5, 2024, Three-Month LIBOR plus 370.5 basis points

Dividend Payment Dates:	Beginning March 5, 2015, each March 5 and September 5 through September 5, 2024, subject to following business day convention (unadjusted) and thereafter each March 5, June 5, September 5, and December 5 in accordance with the modified following business day convention (adjusted)

Day Count:	From September 5, 2014 to, but excluding, September 5, 2024, 30/360 and thereafter Actual/360

Business Days:	From September 5, 2014, to but excluding, September 5, 2024, New York/Charlotte and thereafter New York/Charlotte/London

Optional Redemption:	Anytime on or after September 5, 2024 and earlier upon certain events involving a capital treatment event as described and subject to limitations in the prospectus supplement dated September 2, 2014 (the “Prospectus Supplement”)

Listing:	Unlisted

Sole Book-Runner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Conflict of Interest:

Merrill Lynch, Pierce, Fenner & Smith Incorporated is our affiliate. As such, Merrill Lynch, Pierce, Fenner & Smith Incorporated has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. FINRA Rule 5121 requires that a “qualified independent underwriter” participate in the preparation of the Prospectus Supplement and exercise the usual standards of due diligence with respect thereto.

Goldman, Sachs & Co., the qualified independent underwriter, or QIU, will not receive any additional fees for serving as a QIU in connection with this offering. The Issuer will indemnify the QIU against liabilities incurred in connection with acting as such, including liabilities under the Securities Act.

Merrill Lynch, Pierce, Fenner & Smith Incorporated is not permitted to sell depositary shares in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. As a result, to the extent required under applicable regulations, before entering into any contract with, or for, a customer for the purchase or sale of such security, Merrill Lynch, Pierce, Fenner & Smith Incorporated will disclose to such customer the existence of such control, and if such disclosure is not made in writing, it will be supplemented by the giving or sending of written disclosure at or before the completion of the transaction.

Co-Managers:

Goldman, Sachs & Co.

ANZ Securities, Inc.

BBVA Securities Inc.

Capital One Securities, Inc.

CIBC World Markets Corp.

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)

ING Financial Markets LLC

Lloyds Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

nabSecurities, LLC

Natixis Securities Americas LLC

RBS Securities Inc.

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Standard Chartered Bank

Junior Co- Managers:

CastleOak Securities, L.P.

Drexel Hamilton, LLC

Great Pacific Securities

Loop Capital Markets, LLC

MFR Securities, Inc.

Mischler Financial Group, Inc.

Samuel A. Ramirez & Company, Inc.

The Williams Capital Group, L.P.

CUSIP/ISIN for the Depositary Shares:	060505EH3 / US060505EH35

Bank of America Corporation (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead manager will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322. You may also request copies by e-mail from fixedincomeir@bankofamerica.com or dg.prospectus_requests@baml.com.